                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For January 19, 2000




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F   X         Form 40-F
                              ------                ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes                   No   X
                        ------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                     82-  N.A.
                        -------


                               Page 1 of 15 Pages
                         Exhibit Index Appears on Page 2

                               MADGE NETWORKS N.V.



     On January 19, 2000, Madge Networks N.V. announced (1) its earnings for the fourth quarter and full year ended December 31, 1999, (2) the completion of the separate legal formation of Madge.connect and Madge.web, and (3) the filing of a Form F-3 for the offering from time to time of common shares or debt securities with a total value of $30 million. The press releases with respect to those matters are attached as exhibits to this Form 6K and incorporated herein by reference.

     EXHIBIT  INDEX

     99.1 Press Release, dated January 19, 2000 with respect to filing of Form F-3.

     99.2 Press Release, dated January 19, 2000 with respect to separate legal formation of Madge.connect and Madge.web.

     99.3 Press Release, dated January 19, 2000 with respect to earnings for the fourth quarter and full year ended December 31, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Madge Networks N.V.


                                         By:  /s/ Robert H. Madge
                                              -------------------
                                              Robert H. Madge
                                              Managing Director


Date:  January 20, 2000